SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Clene Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

G8959N130

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8959N130

1	NAME OF REPORTING PERSON: Alison Mosca
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 86,392(1)
	6	SHARED VOTING POWER: 5,422,768(2)
	7	SOLE DISPOSITIVE POWER: 86,392(1)
	8	SHARED DISPOSITIVE POWER: 5,422,768(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,509,160(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.7% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: IN

(1) Includes options to purchase 53,998 shares of common stock.

(2)  Includes warrants to purchase 904,232 shares of common stock.

END OF COVER PAGE

Item 1.	(a)	Name of Issuer.

Clene Inc.

(b)	Address of issuer’s principal executive offices.

6550 South Millrock Drive, Suite G50, Salt Lake City, UT 84121

Item 2.	(a)	Name of person filing (the “Reporting Person”).

Alison Mosca

(b)	Address of principal business office or, if none, residence.

The address for Ms. Mosca is c/o Kensington Capital Holdings, LLC, 26 Patriot Place, Suite 301, Foxboro, MA 02035.

(c)	Citizenship.

Ms. Mosca is a citizen of the United States of America.

(d)	Title of class of securities.

Common Stock, $0.0001 par value (the “Common Stock”)

(e)	CUSIP No.

G8959N130

Item 3.

If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership.

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Alison Mosca	5,509,160	(1)	8.7%	86,392	(2)	5,422,768	(3)	86,392	(2)	5,422,768	(3)

(1)	Includes the following: 32,394 shares of Common Stock held directly, 51,921 shares of Common Stock held by Kensington Clene, LLC, for which Ms. Mosca is the sole manager of and owns a minority interest, 1,459,945 shares of Common Stock held by the Robert C. Gay 1998 Family Trust (the “Family Trust”), for which Ms. Mosca serves as trustee, and 3,006,670 shares of Common Stock held by Kensington Investments, L.P., for which Ms. Mosca serves as the chief executive officer. By reason of the provisions of Rule 13d-3 of the Act, Ms. Mosca may be deemed to beneficially own the shares beneficially owned by Kensington Clene, LLC, the Family Trust, and Kensington Investments, L.P. Ms. Mosca disclaims beneficial ownership of the securities held in Kensington Clene, LLC, the Family Trust, and Kensington Investments, L.P. except to her pecuniary interest therein and this report shall not be deemed as an admission of beneficial ownership of the reported securities. Also includes options to purchase 53,998 shares of Common Stock, and warrants to purchase 904,232 shares of Common Stock.

(2)	Includes 32,394 shares held directly and options to purchase 53,998 shares of Common Stock.

(3)	Includes 51,921 shares of Common Stock held by Kensington Clene, LLC, 1,459,945 shares of Common Stock held by the Family Trust, 3,006,670 shares of Common Stock held by Kensington Investments, L.P., and warrants to purchase 904,232 shares of Common Stock.

* As of November 4, 2021 (based on 62,203,532 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certifications.

 Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Alison Mosca

Alison Mosca

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